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SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2003.

THE TORONTO-DOMINION BANK

(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre, Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
By:	/s/ NORIE C. CAMPBELL Name: Norie C. Campbell Title: Associate Vice President

DATE: August 25, 2003

Monday August 25, 2003

Maturity Payment Amount Announced for
The Toronto-Dominion Bank/Deutsche Telekom Equity Linked Notes

TORONTO — The Toronto-Dominion Bank announced today that its Toronto-Dominion Bank / Deutsche Telekom Equity Linked Notes will mature on August 31, 2003 at a price of Canadian $20.8254191 per note (the "maturity payment amount"). The maturity payment amount is equal to USD $15.2079 being the weighted average trading price of a Deutsche Telekom ADS on the New York Stock Exchange for the twenty trading days ending five business days prior to the maturity date converted to Canadian dollars at an exchange rate of 1.4039, adjusted as described in the next sentence. The maturity payment amount reflects a decrease of $0.5249517 per note, being the amount by which the Canadian dollar equivalent of the dividends actually paid on a Deutsche Telekom ADS was less than the interest paid on a note during the life of the note. As the maturity date is a Sunday, the maturity payment amount together with the final interest payment on the notes will be paid on the next succeeding business day, which is Tuesday, September 2, 2003.

The notes will be delisted from the Toronto Stock Exchange at the close of business on Friday, August 29, 2003.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and a leading wholesale bank, TD Securities, operating in a number of locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$322 billion in assets, as of April 30, 2003. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For more information, contact: Peter J. Aust, Vice President, Capital Finance (416) 982-8056.

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FORM 6-K SIGNATURES
Monday August 25, 2003
Maturity Payment Amount Announced for The Toronto-Dominion Bank/Deutsche Telekom Equity Linked Notes